UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The Ecopetrol Group expects to invest between USD 4.8 and USD 5.8 billion in 2022

•        The Investment Plan of the Ecopetrol Group (GE for its Spanish acronym) for 2022, approved by the Board of Directors, is oriented towards profitable growth in production within the framework of the energy transition strategy and the continuity of Interconexión Eléctrica S.A.’s (ISA) 2030 Strategic Plan. These investments will support a production of between 700 and 705 thousand barrels of hydrocarbons per day, a joint refining throughput between 340 and 360 thousand barrels per day, transported volumes of more than one million barrels per day in 2022, and the expansion of the energy transmission and toll roads business.

•	Around 70% of the total investments for the year are expected to be allocated to projects in Colombia, and the remaining 30% in the United States, Brazil, Peru, and Chile.

•	63% of the investments are expected to be assigned to exploration and production projects (which already incorporate the cost of greenhouse gas emissions in their valuation, in accordance with the CO2 shadow price methodology), prioritizing those with the highest contributions in production and reserves, while maintaining focus on enhanced recovery technologies. 20% are expected to be designated to ISA’s projects, both nationally and internationally, and the remaining 17% are expected to be allocated to midstream, downstream, commercialization, and corporate projects.

•	In line with the energy transition and TESG objectives of the GE, the plan includes investments of more than USD 200 million in water management projects, more than USD 50 million in decarbonization projects, about USD 30 million to continue improving the fuel quality, and USD 6 million in the development of green and blue hydrogen pilots and projects, to be applied at the refineries and for mobility initiatives, among others.

•	The plan includes investments between USD 400 to USD 500 million within the gas segment, highlighting exploration and production projects in Piedemonte Llanero, Continental Caribbean, and Offshore.

•	In accordance with the strategic relevance of Unconventional Reservoirs in Colombia, the plan includes resources of more than USD 20 million allocated to the Comprehensive Research Pilot Projects Kalé and Platero in the Middle-Magdalena.

•	More than USD 80 million are expected to be invested in innovation, technology, and digital transformation projects, which are core to leverage the development of the business and the TESG agenda.

•	The plan also includes social investment resources close to COP 580 billion in 2022, for regional development and well-being of the communities in our areas of influence.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that its Board of Directors approved the 2022 organic investment plan for the GE, for an estimated amount between USD 4.8 to USD 5.8 billion.

The plan for the oil and gas business aims at the continuation of profitable growth in production within the framework of our energy transition strategy. The above, while maintaining a focus on the execution of the strategic asset development plans, along with investments in reliability, integrity, and continuity of the operation. The plan is based on an average Brent price of USD 63 per barrel for 2022 and a breakeven cash price close to USD 36 per barrel. With the aforementioned, ROACE (Return on Average Capital Employed) will generate positive value for shareholders, standing above 8.5% in 2022.

About 70% of the investment is expected to be allocated to projects in Colombia, while the remaining 30% to investments in the United States (14%), Brazil (8%), Peru (5%), and Chile (3%).

The plan for the new energy transmission and toll roads segment ensures the continuity of ISA’s 2030 Strategic Plan, incorporating investments of approximately USD 1.1 billion in power transmission, telecommunications, and toll roads businesses, which are expected to be developed in Brazil (30%), Colombia (28%), Peru (24%), and Chile (18%).

In the upstream segment, investments would allow reaching levels of organic production between 700 and 705 thousand barrels of oil equivalent per day (mix of 81% oil and 19% gas) in 2022 and will be focused on enhanced recovery technologies and protection of the basic curve, to compensate the field’s natural declining. Likewise, between 2022 and 2024, around 1,800 development wells are expected to be drilled. 24 exploratory wells are expected to be drilled in 2022, located in the Llanos Orientales, Mid-Magdalena Valley, Low-Magdalena Valley, Sinú-San Jacinto, Putumayo and Piedemonte basins, and Caribe Offshore.

In terms of unconventional reservoirs, investments of more than USD 700 million are expected to continue boosting the production activities in the Permian basin in Texas, United States, and resources of more than USD 20 million to the development of the Comprehensive Research Pilot Projects Kalé and Platero in the Middle-Magdalena.

Investments in the midstream segment are expected to account for 6% of the total plan for 2022, mainly concentrated in infrastructure integrity and reliability projects undertaken by Cenit, Ocensa, ODC, and ODL. Transported volumes are estimated to be over one million barrels per day, in line with the country’s production expectations and demand for refined products.

Investments in the downstream segment are expected to reach 8% of the total estimated for 2022 and are expected to remain focused on ensuring operational reliability and sustainability in the Barrancabermeja and Cartagena refineries, as well as developing fuel quality and wastewater management programs to ensure increasingly cleaner effluents. The expected joint throughput of the refineries for 2022 is expected to range between 340 and 360 thousand barrels per day. Some relevant projects include the wastewater treatment plant in the Barrancabermeja refinery and the interconnection of the original crude oil unit in the former Cartagena refinery with the new refinery.

The plan has a clear focus on supporting the energy transition and TESG strategy, including the incorporation of renewable energy sources with a target of 400 MW to 450 MW by 2024, strengthening socio-environmental investment programs, enhancing the digital transformation program, and accelerating the development and implementation of technologies to optimize operations across the value chain.

Approximately USD 50 million are expected to be invested in the 2022 decarbonization agenda, including new competitive renewable energy and gas projects that are part of our roadmap towards achieving the target of reducing 25% of CO2e emissions generated in operations by 2030 and to be a net-zero emissions company by 2050 for Scopes 1 and 2.

The plan contemplates resources for the social investment program of approximately COP 1.5 trillion between 2022 and 2024, intended to close social gaps and boost economic reactivation and well-being of the communities, with strategic projects in infrastructure, public services, education, sports and health, rural development, and entrepreneurship and business development. In addition, the COVID-19 support will remain in the areas and communities of our influence in 2022.

In terms of digital transformation, approximately USD 60 million are expected to be assigned to capture benefits related to artificial intelligence technologies, cybersecurity and cyber defense programs, and digital solutions, among others. The Innovation and Technology Center ICP is expected to invest approximately USD 20 million, mainly in studies associated with advanced materials, increase in recovery factor, energy transition, CO2 capture, and low-emission hydrogen production.

The 2022 investment plan is expected to be self-funded, and it will not require increasing leverage, under an average Brent scenario of USD 63 per barrel for the year. The GE expects to maintain a Gross Debt/EBITDA ratio below 2.5 times.

“2021 has been a year of historic results for the Company, where we have been able to consolidate the vision of a new Ecopetrol Group, strengthened to take advantage of the opportunities that energy transition generates. The investment plan for 2022 will enable us to continue growing while generating sustainable value for all our stakeholders". Felipe Bayón – Ecopetrol’s CEO.

Bogotá D.C., December 09, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: December 09, 2021